WidFit Inc.

Jabotinsky Street 3
Hod Hasharon 4530803

Israel

May 13, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

 Re: Widfit Inc.

        Registration Statement on Form S-1 (File No. 333-263379)

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Widfit Inc., a Nevada corporation (the “Company”), hereby requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-263379) of the Company (the “Registration Statement”) be accelerated so that the Registration Statement shall become effective at 4:30 p.m. (Eastern Time) on May 16, 2022, or as soon as possible thereafter.

In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Law Offices of Thomas E. Puzzo, PLLC, by calling Thomas Puzzo at (206) 522-2256.

Very truly yours,

WIDFIT INC.

By: /s/ Shahira Wely
Name: Shahira Wely
Title: Chief Executive Officer

cc:  Thomas E. Puzzo, Esq.